UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 13, 2017

THE WALT DISNEY COMPANY

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-11605	95-4545390
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 South Buena Vista Street Burbank, California 91521
(Address of Principal Executive Offices) (Zip Code)

818 560-1000
(Registrant’s Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

[x] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.
On December 13, 2017, The Walt Disney Company (“Disney”), TWC Merger Enterprises 2 Corp., a Delaware corporation and wholly owned subsidiary of Disney (“Merger Sub”), TWC Merger Enterprises 1,  LLC, a Delaware limited liability company and wholly owned subsidiary of Disney (“Merger LLC”), and Twenty-First Century Fox (“21CF”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions of the Merger Agreement, immediately following the Distribution (as defined below), Merger Sub will merge with and into 21CF (the “Initial Merger”), with 21CF to be the surviving corporation (the “Surviving Corporation”), which will be followed, immediately after the effective time of the Initial Merger (the “Effective Time”), by a merger of the Surviving Corporation with and into Merger LLC (the “Subsequent Merger”, and together with the Initial Merger, the “Mergers”), with Merger LLC to be the surviving entity in the Subsequent Merger. As a result of the Initial Merger, 21CF will become a wholly owned subsidiary of Disney.  The Board of Directors of Disney and 21CF approved the Initial Merger and the Merger Agreement.

At the Effective Time of the Initial Merger, subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of common stock of 21CF, except as otherwise set forth in the Merger Agreement, will be converted automatically into and will thereafter represent only the right to receive 0.2745 shares of common stock, par value $0.01 per share, of Disney, together with cash in lieu of fractional shares of Disney common stock, without interest, upon the terms and conditions of the Merger Agreement. The per share consideration is subject to adjustment for certain tax liabilities arising from the Distribution and other transactions contemplated by the Merger Agreement. The initial exchange ratio of 0.2745 Disney shares for each 21CF share was set based on an estimate of such tax liabilities, and will be adjusted immediately prior to closing of the acquisition based on an updated estimate of such tax liabilities.  Such adjustment could increase or decrease the exchange ratio, depending upon whether the final estimate is lower or higher, respectively, than the initial estimate. However, if the final estimate of the tax liabilities is lower than the initial estimate, the first $2 billion of that adjustment will instead be made by net reduction in the amount of the cash dividend to 21CF from the company to be spun off.

Prior to the consummation of the Initial Merger, 21CF and a newly-formed subsidiary of 21CF (“SpinCo”) will enter into a separation agreement (the “Separation Agreement”), pursuant to which 21CF will, among other things, engage in an internal restructuring whereby it will transfer to SpinCo the Fox Broadcast network and stations, Fox News Channel, Fox Business Network, FS1, FS2, Big Ten Network and certain other assets, and SpinCo will assume from 21CF certain liabilities associated with such businesses (the “Separation”).  21CF will retain all assets and liabilities not transferred to SpinCo, including the 20th Century Fox Film and Television studios and certain cable and international television businesses.  Following the Separation and prior to the Mergers, 21CF will distribute all of the issued and outstanding common stock of SpinCo to the holders of the outstanding shares of 21CF common stock on a pro rata basis (the “Distribution”) pursuant to a recapitalization merger in accordance with the terms of the Separation Agreement and the Merger Agreement.   Prior to the Distribution, SpinCo will incur indebtedness sufficient to fund a dividend in the amount of $8.5 billion to be paid to 21CF.

In connection with the transactions contemplated by the Merger Agreement, certain additional agreements will be entered including, among others, a Tax Matters Agreement, which will govern Disney’s, SpinCo’s and 21CF’s respective rights, responsibilities and obligations with respect to taxes. 21CF and/or Disney will also enter into certain commercial arrangements with SpinCo prior to the consummation of the Initial Merger.

Terms of the Merger Agreement

The Merger Agreement contains customary representations and warranties of 21CF and Disney relating to their respective businesses and public filings, in each case generally subject to a materiality qualifier. Additionally, the Merger Agreement provides for customary pre-closing covenants of 21CF, including covenants relating to conducting its business in the ordinary course consistent with past practice and to refrain from taking certain actions without Disney consent, covenants not to solicit proposals relating to alternative transactions or, subject to certain exceptions, enter into discussions concerning or provide information in connection with alternative transactions and, subject to certain exceptions, to recommend that 21CF’s stockholders adopt the Merger Agreement. The Merger Agreement also provides for covenants of Disney, including covenants to refrain from taking certain actions without 21CF’s consent, covenants not to solicit proposals relating to alternative transactions or, subject to certain exceptions, enter into discussions concerning or provide information in connection with alternative transactions and, subject to certain exceptions, to recommend that Disney’s stockholders approve the issuance of Disney common stock comprising the merger consideration.

Prior to the adoption of the Merger Agreement by 21CF’s stockholders, 21CF’s board of directors may withhold, withdraw, qualify or modify its recommendation that 21CF’s stockholders adopt the Merger Agreement or approve, recommend or otherwise declare advisable any Company Superior Proposal (as defined in the Merger Agreement), subject to complying with notice and other specified conditions, including giving Disney the opportunity to propose revisions to the terms of the transaction contemplated by the Merger Agreement during a match right period, and the payment of the 21CF Termination Fee (as defined below) prior to or concurrently with such termination.

Prior to the approval of the stock issuance by Disney’s stockholders, Disney’s board of directors may withhold, withdraw, qualify or modify its recommendation that Disney stockholders approve the stock issuance or approve, recommend or otherwise declare advisable any Parent Superior Proposal (as defined in the Merger Agreement), subject to complying with notice and other specified conditions, including giving 21CF the opportunity to propose revisions to the terms of the transaction contemplated by the Merger Agreement during a match right period, and the payment of the Disney Termination Fee (as defined below) prior to or concurrently with such termination.

Consummation of the merger is subject to various conditions, including, among others, (i) customary conditions relating to the adoption of the Merger Agreement by the requisite vote of 21CF’s stockholders and the approval of the stock issuance by the requisite vote of Disney stockholders, (ii) the consummation of the Separation and Distribution, (iii) the receipt of legal opinions and rulings with respect to the treatment of the transaction under U.S. and Australian tax laws, including, including a legal opinion on the tax-free treatment of the transaction to 21CF’s stockholders, (iv) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (v) if required, the receipt of any necessary consents from the Federal Communications Commission (the “FCC”) and (vi) certain other governmental consents. The obligation of each party to consummate the merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

The Merger Agreement also provides for certain mutual termination rights of Disney and 21CF, including the right of either party to terminate the Merger Agreement if the merger is not consummated by December 13, 2018 (as may be extended under certain circumstances, the “Termination Date”). Either party may also terminate the Merger Agreement if the 21CF stockholder approval has not been obtained at a duly convened meeting of 21CF stockholders, Disney stockholder approval has not been obtained at a duly convened meeting of Disney stockholders or an order permanently restraining, enjoining, or otherwise prohibiting consummation of the merger becomes final and non-appealable. In addition, Disney may terminate the Merger Agreement if the 21CF board of directors changes its recommendation of the merger prior to the 21CF stockholder approval having been obtained and 21CF may terminate the Merger Agreement if the Disney board of directors changes its recommendation of the merger prior to Disney stockholder approval having been obtained.

If the Merger Agreement is terminated by Disney as a result of the 21CF board of directors changing its recommendation of the merger prior to the 21CF stockholder approval having been obtained (a “Company Change in Recommendation”), then 21CF shall be obligated to pay Disney a fee equal to $1.525 billion (the “21CF Termination Fee”).

Further, if the Merger Agreement is terminated (i) by Disney or 21CF if the Merger Agreement is not consummated by the Termination Date (if at the time of such termination certain conditions are satisfied) or if the 21CF stockholder approval has not been obtained at a duly convened meeting of 21CF stockholders or (ii) by Disney due to an uncured or incurable material breach by 21CF, and prior to such termination but after the date of the Merger Agreement a bona fide acquisition proposal shall have been made to 21CF or any of its subsidiaries (publicly or, in the case of termination due to a material breach by 21CF, publicly or privately) or shall have been made directly to 21CF’s stockholders generally or any person or entity shall have publicly announced an intention (whether or not conditional) to make a bona fide acquisition proposal with respect to 21CF, and within 12 months after the date of a termination 21CF consummates certain acquisition proposals or enters into an agreement contemplating certain acquisition proposals, then 21CF shall be obligated to pay the 21CF Termination Fee concurrently with such entry or consummation.

If the Merger Agreement is terminated by 21CF as a result of the Disney board of directors changing its recommendation of the merger prior to Disney stockholder approval having been obtained (a “Parent Change in Recommendation”, then Disney shall be obligated to pay 21CF a fee equal to $1.525 billion (the “Disney Termination Fee”).

If the Merger Agreement is terminated (i) by Disney or 21CF if the Merger Agreement is not consummated by the Termination Date (if at the time of such termination certain conditions are satisfied) or if Disney stockholder approval has not been obtained at a duly convened meeting of Disney stockholders or (ii) by 21CF due to an uncured or incurable material breach by Disney , and prior to such termination but after the date of the Merger Agreement a bona fide acquisition proposal shall have been made to Disney or any of its subsidiaries (publicly or, in the case of termination due to a material breach by Disney, publicly or privately) or shall have been made directly to Disney’s stockholders generally or any person or entity shall have publicly announced an intention (whether or not conditional) to make a bona fide acquisition proposal with respect to Disney , and within 12 months after the date of a termination Disney consummates certain acquisition proposals or enters into an agreement contemplating certain acquisition proposals, then Disney shall be obligated to pay the Disney Termination Fee concurrently with such entry or consummation.

Disney will pay 21CF $2.5 billion (the “Disney Regulatory Termination Fee”) if the merger is not consummated under certain circumstances relating to the failure to obtain approvals, or there is a final, non-appealable order preventing the transaction, in each case, relating to antitrust laws or communications laws.

The foregoing summary of the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Disney, 21CF or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Disney’s public disclosures.

Voting Agreement

On December 13, 2017, concurrently with the execution of the Merger Agreement, Disney entered into a voting agreement with Murdoch Family Trust and Cruden Financial Services LLC (collectively, the “Stockholders”). Shares of 21CF common stock beneficially owned by the Stockholders subject to the Voting Agreement (the “Voting Agreement Shares”) constituted approximately 16.90% of the total issued and outstanding shares of 21CF common stock as of December 11, 2017. Pursuant to the Voting Agreement, the Stockholders have agreed to vote, or cause the holder of record to vote, in favor of (i) adoption of the Merger Agreement and the transactions contemplated thereby and (ii) any proposal to adjourn or postpone a meeting of shareholders to a later date if there are not sufficient votes to adopt the Merger Agreement.

Further, the Stockholders have agreed to vote against (i) approval of any proposal made in opposition to adoption of the Merger Agreement or the merger or the other transactions contemplated by the Merger Agreement and (ii) any action, proposal or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant or agreement of Disney under the Merger Agreement or that would reasonably be expected to prevent or materially delay or adversely affect the consummation of the Transactions contemplated by the Merger Agreement. The Stockholders have also agreed not to facilitate any effort or attempt by another entity to make an acquisition proposal for 21CF, including by refraining from discussing or providing information to any person in connection with such a proposal. In the Voting Agreement, the Stockholders also agreed not to, among other things, sell, pledge, encumber, exchange, assign, grant an option with respect to, transfer, tender or otherwise dispose of, or enter into any agreement, arrangement or commitment providing for the transfer of, any Voting Agreement Shares.

The Voting Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement pursuant to Article VII thereof, (ii) the time at which the merging of the Corporate Sub into 21CF has become effective, and (iii) such date and time as the Merger Agreement shall have been amended in a manner that reduces the amount of merger consideration or is material and adverse to any of the Stockholders without the Stockholder’s prior written consent. In addition, voting obligations under the Voting Agreement will no longer be in effect upon the occurrence of a Company Change in Recommendation.

The foregoing summary of the Voting Agreement is qualified in its entirety by the full text of the Voting Agreement, which is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
Employment Arrangements with Certain Executive Officers

On December 13, 2017, in connection with the execution of the Merger Agreement, Disney amended (the “Amendment”) the Amended and Restated Employment Agreement with Robert A. Iger dated as of October 6, 2011, as previously amended (the “Agreement”), to extend the period during which Mr. Iger would remain employed with Disney and serve as Chairman and Chief Executive Officer from July 2, 2019 to December 31, 2021 (the “2021 Extension Date”).  If the Mergers are not consummated, the term of the Agreement will end at July 2, 2019 (or, if later, 90 days after the Merger Agreement is terminated without the Closing having occurred).  Except as described below, the remaining terms of the Agreement remain unchanged.

Effective January 1, 2018, Mr. Iger’s base salary will increase to $3.0 million. Prior to the Closing Date as defined in the Merger Agreement, the currently applicable target annual incentive opportunity and target annual long-term incentive award value will remain unchanged.  Effective as of the Closing Date, his annual base salary will increase by an additional $500,000. With respect to the fiscal years of Disney following the Closing Date, his target annual incentive opportunity will increase to $20 million and his annual target-long-term incentive award value will increase to $25 million.  In the fiscal year in which the Closing Date occurs, each of these target opportunities will be adjusted to provide for a similar increase in the target award for such fiscal year, but pro-rated to reflect the portion of the fiscal year following the Closing Date.  Any grant of performance-based restricted stock units made from and after the Closing Date, and if the Closing Date occurs within the first six months of a fiscal year, in such fiscal year prior to the Closing Date, will provide a maximum opportunity to earn 200% of the shares related thereto.  The annual bonus and target annual long-term incentive award value applicable to Disney’s fiscal year beginning in 2021 will be pro-rated based on Mr. Iger’s service through the 2021 Extension Date.

Upon execution of the Amendment, Mr. Iger was granted restricted stock units in respect of  245,098  shares of Disney’s common stock.  Under the stated vesting schedule, these shares will vest ratably in four approximately equal installments, on December 31 in each of 2018, 2019, 2020 and 2021.  Additionally, unless the performance-based compensation exception to the deduction limit under Section 162(m) the Internal Revenue Code is repealed, this award will be subject to certain performance conditions that allow the compensation payable in respect of such award to be deductible for federal income tax purposes.  The remaining terms and conditions of these restricted stock units will be the same in all material respects as the terms and conditions for time based Restricted Stock Unit Award for executive officers.

In connection with the execution of the Amendment, Mr. Iger was also granted performance share units in respect of 687,898 shares of Disney’s common stock. Vesting and payment of all of these performance share units will be determined upon the satisfaction of a single performance vesting requirement based on total shareholder return of Disney’s common stock as compared to the total shareholder returns of the S&P 500 Companies with respect to the period commencing on the date of grant and ending on the 2021 Extension Date.  These performance based restricted stock units will provide a maximum opportunity to earn 150% of the shares related thereto.  However, these performance share units shall be forfeited if (i) Mr. Iger voluntarily terminates his employment (other than pursuant to a Termination with Good Reason as defined in the Agreement) prior to the 2021 Extension Date or (ii) the Merger Agreement is terminated without the Closing having occurred.  In no event shall any payment be made in respect of these performance-based restricted share units unless the Merger is consummated.  The remaining terms and conditions of these performance share units will be the same in all material respects as the terms and conditions Performance-Based Stock Unit Awards having total shareholder return as one of the vesting criteria.

Pursuant to the Amendment, Disney also extended the period following Mr. Iger’s employment during which he may serve as a consultant to Disney from three years to five years.  Under the Amendment, Mr. Iger will receive a quarterly fee of $500,000 for each quarter during this extended consulting period.  Prior to his termination of employment, Mr. Iger may elect to terminate the arrangement to provide the consulting services, or may resign as a consultant at any time following the first anniversary of his termination of employment. Disney also extended the period during which it will provide Mr. Iger with the same security services (other than the personal use of a Disney provided aircraft) as it has made available to him as Chief Executive Officer from three years to five years following his termination.

The Amendment of Mr. Iger’s agreement is attached as Exhibit 10.2 to this Report and is incorporated herein by reference.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
On December 13, 2017, the Board of Directors amended and restated Disney’s Amended and Restated Bylaws (as so amended and restated, the “Bylaws”) to add a new section 4 of Article VII designating the Court of Chancery of the State of Delaware (or in some cases other state or federal courts in Delaware) as the exclusive forum for certain proceedings relating to Disney, as set forth in the new section.

The foregoing description is qualified in its entirety by reference to the full text of the Bylaws, a copy of which is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

Item 8.01.	Other Events.
On December 14, 2017, Disney and 21CF jointly issued a press release announcing they had entered into the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction between Disney and 21CF, Disney and 21CF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Disney and 21CF that also constitutes a prospectus of Disney. 21CF will file with the SEC a registration statement for SpinCo, which is contemplated to own certain assets and businesses of 21CF not being acquired by Disney in connection with the proposed transaction. 21CF and Disney may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which 21CF or Disney may file with the SEC. INVESTORS AND SECURITY HOLDERS OF 21CF AND DISNEY ARE URGED TO READ THE REGISTRATION STATEMENTS, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by 21CF and Disney through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of :

21CF	Disney
1211 Avenue of Americas	c/o Broadridge Corporate Issuer Solutions
New York, NY 10036	P.O. Box 1342
Attention: Investor Relations	Brentwood, NY 11717
1 (212) 852 7059	Attention: Disney Shareholder Services
1 (855) 553 4763

Participants in the Solicitation

21CF, Disney and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding 21CF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in 21CF’s Annual Report on Form 10-K for the year ended June 30, 2017 and its proxy statement filed on September 28, 2017, which are filed with the SEC. Information regarding Disney’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Disney’s Annual Report on Form 10-K for the year ended September 30, 2017 and its proxy statement filed on January 13, 2017, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4, the joint proxy statement/prospectus and the registration statement of SpinCo.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all, (ii) the required regulatory approvals are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction, (iii) the risk that a condition to closing of the transaction may not be satisfied (including, but not limited to, the receipt of legal opinions and rulings with respect to the treatment of the transaction under U.S. and Australian tax laws), including a legal opinion on the tax-free treatment of the transaction to 21CF’s stockholders, (iv) the risk that the anticipated tax treatment of the transaction is not obtained, (v) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the Separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (vi) potential litigation relating to the proposed transaction that could be instituted against 21CF, Disney or their respective directors, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) negative effects of the announcement or the consummation of the transaction on the market price of Disney’s common stock, (x) risks relating to the value of the Disney shares to be issued in the transaction and uncertainty as to the long-term value of Disney’s common stock, (xi) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Disney’s operations after the consummation of the transaction and on the other conditions to the completion of the merger, (xii) the risks and costs associated with, and the ability of Disney to, integrate the businesses successfully and to achieve anticipated synergies,  (xiii) the risk that disruptions from the proposed transaction will harm 21CF’s or Disney’s business, including current plans and operations, (xiv) the ability of 21CF or Disney to retain and hire key personnel, (xv) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S., Australian or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the proposed transactions or cause the terms of the proposed transactions to be modified, (xvi) as well as management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transactions, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transactions, as well as in the registration statement filed with respect to SpinCo. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and the registration statement of SpinCo are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on  21CF’s or Disney’s consolidated financial condition, results of operations, credit rating or liquidity. Neither 21CF nor Disney assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Item 9.01  Financial Statements and Exhibits.

  (d)           Exhibits.

2.1	Agreement and Plan of Merger, dated as of December 13, 2017, among Twenty-First Century Fox Inc., The Walt Disney Company, TWC Merger Enterprises 2 Corp. and TWC Merger Enterprises 1, LLC
3.1	Amended and Restated Bylaws of The Walt Disney Company as of December 13, 2017
10.1	Voting Agreement, dated as of December 13, 2017, among The Walt Disney Company, Murdoch Family Trust and Cruden Financial Services LLC
10.2	Amendment dated December 13, 2017 to Amended and Restated Employment Agreement with Robert A. Iger, dated as of October 6, 2011
99.1	Press Release, dated December 14, 2017, jointly issued by Twenty-First Century Fox Inc. and The Walt Disney Company

  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE WALT DISNEY COMPANY

By:	/s/ Roger J. Patterson
Name: Roger J. Patterson
Title: Associate General Counsel and Assistant Secretary
Registered In-House Counsel
  Date: December 14, 2017

  EXHIBIT INDEX

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of December 13, 2017, among Twenty-First Century Fox Inc., The Walt Disney Company, TWC Merger Enterprises 2 Corp. and TWC Merger Enterprises 1, LLC
3.1	Amended and Restated Bylaws of The Walt Disney Company as of December 13, 2017

10.1	Voting Agreement, dated as of December 13, 2017, among The Walt Disney Company, Murdoch Family Trust and Cruden Financial Services LLC

10.2	Amended and Restated Employment Agreement with Robert A. Iger, dated as of October 6, 2011

99.1	Press Release, dated December 14, 2017, jointly issued by Twenty-First Century Fox Inc. and The Walt Disney Company